January 4, 2008

VIA EDGAR TRANSMISSION

Ms. Angela J. Crane
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Re:            Kadant Inc.
Form 10-K for the fiscal year ended December 30, 2006
                  Filed March 13, 2007
                  File No. 1-11406

Dear Ms. Crane:

On behalf of Kadant Inc., we hereby respond to the comments set forth in your letter dated December 13, 2007. The comments in the letter are reproduced below, together with our responses thereto.

Form 10-K for the year ended December 30, 2006

Consolidated Statement of Cash Flows, page F-6

1.             Comment:

It appears that your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because it appears that your use of the indirect method of determining cash flows from operating activities begins with net loss from continuing operations rather than net loss as required by SFAS 95, paragraph 28. Please revise future filings as necessary or tell us why your presentation complies with GAAP.

Response:

We respectfully submit that the presentation of cash flows related to discontinued operations is consistent with SFAS 95 as our use of the indirect method of determining cash flows from operating activities in the statement of cash flows does begin with net income as required by SFAS 95, paragraph 28. Net income per the statement of income included in our 2006 Form 10-K was $17,097,000, $6,877,000 and $654,000 in 2006, 2005 and 2004, respectively, which is presented as the first line of our statement of cash flows. For convenience, an excerpt of the first few lines of the statement of cash flows included in our 2006 Form 10-K is provided below:

Consolidated Statement of Cash Flows
(In thousands)	2006	2005	2004
Operating Activities
Net income	$17,097	$6,877	$654
Loss from discontinued operation (Note 9)	1,184	2,988	5,099
Income from continuing operations	18,281	9,865	5,753

Note 2. Acquisitions, page F-17

 2.           Comment:

We note the disclosure on page F-21 that the fair value of the intangible assets acquired as part of your acquisition of Kadant Johnson were valued by an independent valuation consultant. While in future filings management may elect to take full responsibility, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response:

We have noted your comment and will revise future filings accordingly by deleting the reference to the independent valuation consultant.

Acknowledgement of the Company

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 978-776-2012 if you have any questions or comments regarding this response.

Very truly yours,

/s/ Thomas M. O’Brien
Thomas M. O’Brien
Executive Vice President and Chief Financial Officer